UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2*

GLOBAL MEDICAL REIT INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37954A204
(CUSIP Number)

Zhang Jingguo ZH USA, LLC Suite 2401, 24/F Wyndham Place 40-44 Wyndham Street, Central, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ZH USA, LLC (f/k/a HFE USA, LLC), ZH INTERNATIONAL HOLDINGS, LTD. (f/k/a HENG FAI ENTERPRISES, LTD.; f/k/a XPRESS GROUP, LTD.), JOY TOWN, INC., ZENSUN GROUP LIMITED, AND HUANG YANPING.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.

Citizenship or Place of Organization

ZH USA, LLC, DELAWARE, USA

ZH INTERNATIONAL,HOLDINGS LTD.,  HONG KONG

JOY TOWN, INC., BRITISH VIRGIN ISLANDS

ZENSUN GROUP LIMITED, BRITISH VIRGIN ISLANDS

HUANG YANPING, CHINA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
	8.	Shared Voting Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
	9.	Sole Dispositive Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
	10.	Shared Dispositive Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percentage of Class Represented by Amount in Row (11) 14%: SEE ITEM 5 OF ATTACHED SCHEDULE
14.	Type of Reporting Person (See Instructions) ZH USA, LLC IS “CO”; ZH INTERNATIONAL HOLDINGS, LTD. IS “CO”; JOY TOWN, INC. IS “CO”; ZENSUN GROUP LIMITED IS “CO”; HUANG YANPING IS “IN”

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value (the "Common Stock") of Global Medical REIT Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are:

Global Medical REIT Inc.

2 Bethesda Metro Center, Suite 440

Bethesda, MD 20814

ITEM 2. IDENTITY AND BACKGROUND

The reporting persons are ZH USA, LLC (f/k/a HFE USA, LLC), ZH International Holdings Ltd. (f/k/a Heng Fai Enterprises, Ltd., f/k/a Xpress Group, Ltd.), Joy Town Inc., Zensun Group Limited, and Huang Yanping.

I. (a) ZH USA, LLC, shareholder of Issuer.

(b) The principal office address of ZH USA, LLC is 4800 Montgomery Lane, Suite 450 Bethesda, MD 20814.

(c) The principal business of ZH USA, LLC. is investment holding.

(d) During the last five years, ZH USA, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, ZH USA, LLC has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) ZH USA, LLC was formed under the laws of the State of Delaware.

II.(a) ZH International Holdings, Ltd. (f/k/a Heng Fai Enterprises, Ltd., f/k/a Xpress Group Ltd.), sole member of ZH USA, LLC.

(b) The principal office address of ZH International Holdings, Ltd. is 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong.

(c) The principal business of ZH International Holdings, Ltd. is investment holding.

(d) During the last five years, ZH International Holdings, Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, ZH International Holdings, Ltd. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) ZH International Holdings, Ltd. is a Hong Kong limited company.

III.(a) Joy Town, Inc., shareholder of ZH International Holdings, Ltd.

(b) The principal office address of Joy Town, Inc. is Suite 2401, 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong.

(c) The principal business of Joy Town, Inc. is investment holding.

(d) During the last five years, Joy Town, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Joy Town Inc. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Joy Town, Inc. is incorporated under the laws of the British Virgin Islands.

IV.(a) Zensun Group Limited, shareholder of Joy Town, Inc.

(b) The principal office address of Zensun Group Limited is Suite 2401, 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong.

(c) The principal business of Zensun Group Limited is investment holding.

(d) During the last five years Zensun Group Limited has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Zensun Group Limited has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Zensun Group Limited is incorporated under the laws of the British Virgin Islands.

V.(a) Huang Yanping, shareholder of Zensun Group Limited.

(b) The principal office address of Huang Yanping is Suite 2401, 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong.

(c) The principal occupation of Huang Yanping is director of Joy Town, Inc.

(d) During the last five years, Huang Yanping has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Huang Yanping has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Huang Yanping is a citizen of St. Kitts & Nevis.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 14, 2018, ZH USA, LLC purchased 1,111,111 shares (the “Shares”) of the common stock of the Issuer as part of the Issuer’s public offering of 3,500,000 shares of common stock. ZH USA, LLC purchased the Shares for $9,999,999.00 or $9.00 per share. The source of funds to purchase these securities was a contribution from ZH International Holdings, Ltd., the sole owner of ZH USA, LLC.

ITEM 4. PURPOSE OF TRANSACTION

The Shares were acquired for investment purposes.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by inserting the following:

On December 14, 2018, ZH USA, LLC purchased 1,111,111 shares (the “Shares”) of the Common Stock of the Issuer as part of the Issuer’s public offering of 3,500,000 shares of Common Stock.

(a) See also the information contained on the cover pages of this Amendment No. 2 to Schedule 13D, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 3,715,611 shares of Common Stock outstanding as of December 14, 2018.

(b) See also the information contained on the cover pages of this Amendment No. 2 to Schedule 13D, which is incorporated herein by reference.

(c) Except as described in this Amendment No. 2 to Schedule 13D, and in Zensun Group Limited’s Schedule 13D filed on October 16, 2018, no reportable transactions by the Reporting Persons have occurred with respect to the Issuer’s Common Stock in the past sixty days.

(d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described elsewhere in this report, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1Agreement to File One Statement on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018

ZH USA, LLC By: /s/ Zhang Jingguo Name: Zhang Jingguo Title: President
ZH INTERNATIONAL HOLDINGS, LTD By: /s/ Zhang Jingguo Name: Zhang Jingguo Title: CEO
JOY TOWN, INC. By: /s/ Huang Yanping Name: Huang Yanping Title: Director ZENSUN GROUP LIMITED By: /s/ Zhang Jingguo Name: Zhang Jingguo Title: Director
HUANG YANPING By: /s/ Huang Yanping Name: Huang Yanping

Exhibit (a)

Schedule 13D/A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: December 20, 2018

ZH USA, LLC By: /s/ Zhang Jingguo Name: Zhang Jingguo Title: President
ZH INTERNATIONAL HOLDINGS, LTD By: /s/ Zhang Jingguo Name: Zhang Jingguo Title: CEO
JOY TOWN, INC. By: /s/ Huang Yanping Name: Huang Yanping Title: Director ZENSUN GROUP LIMITED By: /s/ Zhang Jingguo Name: Zhang Jingguo Title: Director
HUANG YANPING By: /s/ Huang Yanping Name: Huang Yanping